UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cytori Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23283K204

(CUSIP Number)

March 31, 2018

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283K204	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons PostFinance AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,609,685
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,609,685
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,609,685
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of a Class Represented by Amount in Row 9 5.9%
12	Type of Reporting Person FI

CUSIP No. 23283K204	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

Cytori Therapeutics, Inc. (the “Issuer”)

(b)     Address of Issuer’s Principal Executive Offices:

3020 Callan Road

San Diego, CA 92121

ITEM 2.	(a) Name of Person Filing:

PostFinance AG

(b)    Address or Principal Business Office:

Mingerstrasse 20

3030 Bern

Switzerland

(c)     Citizenship of each Reporting Person is:

Switzerland

(d)     Title of Class of Securities:

Common Stock

(e)     CUSIP Number:

23283K204

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 23283K204	Schedule 13G	Page 3 of 5

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Bank regulated under the laws of Switzerland.

ITEM 4.	Ownership

(a)	Amount beneficially owned:

3,609,685

(b)	Percent of Class:

5.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,609,685

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,609,685

(iv)	shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 23283K204	Schedule 13G	Page 4 of 5

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to banks regulated under the laws of Switzerland is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 23283K204	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2018

PostFinance AG

By:	/s/ Philipp Thalmann
Name:	Philipp Thalmann
Title:	Legal Officer

By:	/s/ Emanuel Kunz
Name:	Emanuel Kunz
Title:	Legal Officer